

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

June 5, 2006

Mr. Timothy Brog
President
Pembridge Capital Management LLC
370 Lexington Avenue, 19th Floor
New York, New York 10017

> **Re:** **The Topps Company, Inc. (the "Company")**
> **PRRN14A filed May 30, 2006**
> **by Pembridge Value Opportunity Fund, LP, *et al***
> **File No. 0-15817**

Dear Mr. Brog:

We have reviewed your filings and have the following comments.

Reasons for our Solicitation, page 8

1. We note your response to the prior comment 2. It remains unclear to the staff why you believe the company incorrectly interpreted your proposals. In that regard, your letter to the company dated April 25, 2006 indicates that your proposals would not binding. Please either revise your disclosure to address the apparent inconsistency between your April 25, 2006 letter to the company and your current disclosure or, in the alternative, please supplementally explain when and how you informed the company that your proposals were precatory. Further, please revise your disclosure to delete reference to the Company using its "interpretation" of your language to "avoid accountability to its stockholders," or expand your disclosure to explain the basis for such allegations. Avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.

    Excessive Compensation to Management, page 9

2. We note your response to prior comment 5. Please expand your disclosure to discuss total compensation. In the alternative, please expand your disclosure to explain your limitation to salary and explain why you are not discussing total compensation.

    The Topps Board: Lack of accountability . . ., page 10

3. We note your response to prior comment 6. Please provide the requested disclosure.

Current Board of Directors is trying to frustrate . . ., page 12

4.   We note your response to prior comment 10. Avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. It does not appear as if you have a basis to support your allegation that the company delaying the meeting is "is yet another step taken by the Topps Board designed to manipulate the voting process and disenfranchise its stockholders from electing the Committee's director nominees."

* * * *

    As appropriate, please amend your materials in response to these comments**.** Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

    Please direct any questions to me at (202) 551-3345.

                                    Sincerely,

                                    Michael Pressman
                                    Special Counsel
                                    Office of Mergers and
                                    Acquisitions